Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Revolution Acceleration Acquisition Corp (the “Company”) on Amendment No. 2 to Form S-4 (File No. 333-254539) of our report dated March 17, 2021, except for the effects of the restatements discussed in Note 2 and the subsequent event discussed in Note 12B as to which the date is May 12, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Revolution Acceleration Acquisition Corp. as of December 31, 2020 and for the period from September 10, 2020 (inception) through December 31, 2020, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

June 10, 2021